FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **January 24, 2005**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



EQUANT RECEIVES OFFER FROM FRANCE TELECOM TO ACQUIRE MINORITY INTERESTS AND ANNOUNCES PRELIMINARY 2004 RESULTS IN LINE WITH EXPECTATIONS, A SUBSTANTIAL WRITE OFF OF ASSETS AND A $250 MILLION CREDIT FACILITY FROM FRANCE TELECOM TO MEET FINANCING REQUIREMENTS

Amsterdam and Paris (January 24, 2005) – Equant N.V. (Euronext Paris: EQU) (NYSE: ENT)

At a special meeting of Equant N.V.'s Supervisory Board held on January 22, 2005, France Telecom, Equant's controlling shareholder, proposed to acquire the full ownership of Equant's business through an acquisition of substantially all of the assets and liabilities of Equant N.V., followed by a distribution of the purchase price to Equant's shareholders and the liquidation of Equant N.V. According to the proposal, Equant shareholders would ultimately receive a distribution of €4.20 per ordinary or preferred share, subject to applicable withholding and similar taxes.

The Supervisory Board appointed a Special Committee comprised of the three independent directors to evaluate the offer. The Special Committee has retained Rothschild North America as its financial adviser and Cleary Gottlieb Steen & Hamilton LLP as its counsel.

In addition, Equant also announces that:

(i) its 2004 results, while still preliminary and not yet finalized, are expected to be in line with the guidance previously communicated to the financial markets in term of sales and EBITDA;

(ii) the Company expects to face a very difficult year in 2005 that, together with the five year plan expectations aiming to restore its midterm profitability, will lead to a very substantial write down of assets; and

(iii) despite a better than expected year-end cash position, the anticipated further deterioration in the Company's results in 2005 and later years has led the Company to request from France Telecom a $250 million credit facility to assist the Company in meeting its financing requirements into 2006. France Telecom has agreed to provide that facility.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise – including unmatched seamless network reach in 220 countries and territories and local support in

approximately 165 countries – with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, consistently leads industry surveys in corporate user satisfaction.

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This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on SEC Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition, in our industry, and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations

Global & Europe
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

North and Latin America
Elizabeth Mayeri
+1 212 251 2086
elizabeth.mayeri@equant.com

Equant Investor Relations

Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com